


COMING

TOGETHER

An independent feature film

from writer-director Erik Bork

(click here to watch video)



INVEST IN **COMING TOGETHER FILM**

A romantic comedy about political polarization

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Highlights

① From a multiple Emmy-winning writer-producer of HBO's BAND OF BROTHERS

② See what happens when a progressive young woman starts dating a guy who turns out to be a Trump supporter - in Dec. 2020

③ Writer-director has a lengthy screenwriting career, working with Tom Hanks, Steven Spielberg, top studios and networks

(4) Film is a feel-good exploration of a timely serious topic - in a light-hearted romcom package

(5) Writer-director's award-winning short comedy I GOT THIS has over 300,000 views and 1,000 comments

(6) Filmmakers taking no salaries, will split revenue 50-50 with investors after investors have recouped 120%

Our Team



Erik Bork Writer-Director-Producer

Two-time Emmy and Golden Globe-winning writer-producer of HBO's BAND OF BROTHERS and FROM THE EARTH TO THE MOON. In his lengthy screenwriting career, Erik's worked with Tom Hanks, Steven Spielberg, and many major producers, studios and networks.



Ross McCall Co-Producer

Ross served as a producer on three under-$500,000 independent films in the last six years, and directed his first feature which rose to #4 on Netflix UK. Ross is also known as an actor on projects like WHITE COLLAR, BAND OF BROTHERS, CRASH and 24.



Hadley Hillel Co-Producer

Director-producer of over 20 short films that have been shown in 55 national and international film festivals, and won more than 40 jury and audience awards, including an Emmy at the Academy of Television Arts and Sciences College Television Awards.



Cole Pisano Director of Photography

A Director of Photography and Lighting Designer based in Los Angeles, Cole has worked on countless feature films, television shows, commercials and music videos (including for Olivia Rodrigo and Billie Eilish). He also shot Erik Bork's I GOT THIS.



Alexander Taylor Composer

Alexander serves as lead composer for Wonder Media, an animation company founded by



RUGRATS co-creator Terry Thoren. He's scored many films including the documentary SCREAM QUEEN! MY NIGHTMARE ON ELM STREET and the Lionsgate crime thriller ARKANSAS.

Coming Together

> *"Tribalism... is the curse of our times right now. Tribalism hinges on us not seeing each other as full, multi-dimensional, fully fleshed human beings. It hinges on us seeing everybody as either pro or con, ally or enemy, friend or foe. People are more complicated than that. Life is more complicated than that."* - Frank Bruni, New York Times columnist - on HBO's Real Time with Bill Maher - 3/12/22

COMING TOGETHER is a light-hearted movie about a serious subject. What happens when a young single L.A. woman -- an avowed progressive -- discovers the guy she met online and likes happens to be a supporter of President Donald Trump? Who believes, a month after the 2020 election, that it was stolen for Joe Biden?

The answer is: she decides to see if she can change his views. And to see if he's someone she could actually date, regardless.

At first she thinks they just need to part ways; it's hopeless. But he has enough good qualities -- including his openness to hear her point-of-view and even be converted -- that she decides to keep seeing him. After all, if she can have an impact on just one person who believes what he believes, perhaps it will help her feel less helpless and like she really achieved something?

Plus he's really cute. And not a true zealot. If anything, he'd rather not talk about politics and wishes she never saw his "Make America Great Again" hat in the background of a Zoom call.

By her side in all this is her new roommate, a gay man who is the opposite of the

romcom "gay best friend" trope. He's not fabulous, extroverted or interested in talking about her love life. At all. But she so wants to. And she can help him with something he wants -- to get in better shape and lose some pounds.

So she sets about enthusiastically training him while getting his take on what's going on with the Trump supporter. She gets closer to both of them in the process. But she doesn't exactly change the guy's politics. In fact, he decides to attend the January 6 "Stop the Steal" rally in Washington, as he starts to tire of being her "project." She despairs. Is all hope lost?

Smart Comedy with Heart

Take heart: this story does not unfold in scenes of strident political argument! While their different views are clear as the main stumbling point to a relationship, and she experiments with "dialoguing" about them, it's really about three likable people trying to figure out their lives and relationships and move forward.

Tonally it has similarities to some of these films from the past:

Classic Hollywood romantic comedies





Political opposites thrown together in a light-hearted "will they or won't they" situation

Single female perspective - should she date this guy or is he all wrong?

With a low-budget "indie" sensibility



Like *Coming Together,* *Swingers* also dealt with L.A. dating life - on a $200,000 budget (grossed $4.6 million)



Political disagreements and evolution are explored, with lovable people coming together in friendship and non-traditional relationships

And some of the flavors of recent streaming comedy series such as:







Edgy contemporary female point-of-view on dating, sex and loneliness that is as much about needing friendship as love



Serious topic (religion/Islam) for a young man who gets himself into hilariously difficult conflicts as he stumbles toward the right way to live

The characters have flaws they need to look at, but this is not the kind of arty niche film that appeals only to critics and film festivals. It's not aimless or ambiguous, and it doesn't have a "messy" main character who's hard to fully bond with or care about. It's more of a traditional narrative with sympathetic characters and a central story problem that builds and complicates in clear, entertaining ways, as the characters grapple with it.

Writer-Director Erik Bork

Erik Bork is best known for his Emmy- and Golden Globe-winning work as one of the producers and writers of the epic HBO miniseries **BAND OF BROTHERS** and **FROM THE EARTH TO THE MOON**, where he worked alongside executive producer Tom Hanks and Steven Spielberg (on *BAND OF BROTHERS*).







Erik's lengthy professional screenwriting career also includes stints writing for two primetime drama series on NBC and the former CW, selling numerous pitches for series and movies to the likes of NBC, the Fox network, HBO and TNT, and writing scripts on assignment for both feature film and television projects that didn't make it to the screen (par for the course for most pro screenwriters), such as:

- A World War II bomber movie starring and produced by Tom Hanks, with Steven Spielberg attached to direct, for Universal Pictures

- An HBO film about the tragic story of acclaimed jockey Chris Antley

- A comedy series about a divorced couple who continues to work together and co-parent a variety of kids, for ABC Studios and producer Warren Littlefield

- An original miniseries about the rise of Apple Computer Company for HBO and Playtone

- A legal comedy-drama about an "old boy's club" law firm taken over by a female managing partner who turns the tables on which gender gets the fast

His work as a writer/producer includes projects with companies such as:



Erik is also a well-known script consultant and blogger on screenwriting who has taught for UCLA Extension's renowned Writers' Program and National University's MFA in Professional Screenwriting. His book *THE IDEA: THE SEVEN ELEMENTS OF A VIABLE STORY FOR SCREEN, STAGE OR FICTION* was published in 2018 and is a multi-category Amazon best-seller.



"Before starting any project, every film or TV writer, whether new or experienced, should read this book. When Erik sent it to me, I was just beginning a new script. This book showed me problems with the idea I didn't know I had. Better yet, it showed me how to find solutions."

—**Graham Yost,**
Writer/executive producer/showrunner



Erik's 22-minute short comedy

Erik Bork wrote and directed **I GOT THIS**, which was released in 2018 and played at many film festivals, winning awards such as:

- Filmmakers' Award: Outstanding Short Film - Sherman Oaks Film Festival

- Filmmakers' Award: Outstanding Director - Sherman Oaks Film Festival

- Grand Jury Prize: Best Screenplay - Sherman Oaks Film Festival

- Best Featurette: Comedy - Idyllwild International Festival of Cinema

- Best Screenplay: Featurette - Idyllwild International Festival of Cinema

I GOT THIS is streaming on the renowned Omeleto short film channel on YouTube, where it's been viewed almost 300,000 times with over 1,000 comments. See samples below:



This was such an amazing short!!!!! Incredibly believable plot with a heart-warming twist.

That ending made my smile so hard my jaw hurt.

This is the best video I have seen on here so far. I was truly



emotionally invested.

What an amazing short film! Kudos all around. As a father it touched the soul.

Omgosh I'm CRYING! This was just unexpectedly lovely.

View the film on Omeleto here:



COMING TOGETHER - The Characters

(Actors pictured are for character reference only - not signed on to be in the film.)





Leah

- Smarting from a recent break-up
- Feeling very alone in her L.A. rental home
- Freelance social media consultant who works from home
- Longs for connection and purpose
- Frustrated that millions of people think the presidential election was stolen (it's Dec. 2020)



Vincent

- Recent L.A. transplant from the more conservative Riverside area
- Lives with and helps care for his grandma who has memory issues
- Cooks in a restaurant and plans to go to culinary school
- Secretly a Trump supporter; not super passionate or overzealous about it
- Suggests Leah could try to "convert" him so he can have a chance to keep seeing her




Martin

- An introvert who recently moved to L.A. for inspiration as he finishes his PhD in Film Studies
- Has hopes to get a job as a studio tour guide once the pandemic lifts
- Decides he'd better his chances if he lost weight, which he allows Leah to help him with
- Not looking for friendship the way she is, but gets pulled into her dating drama
- Tells her he's good at "compartmentalizing," which she tries to do with Vincent

COMING TOGETHER Budget Breakdown

(Based on minimum $107,500 budget)



Camera/Lighting 20.5%
Sound 6.5%
Hair/Make-up 6.5%
Food 5.5%
Wardrobe, Props & Art Dept. 2.0%
WeFunder fees 7.5%
Legal/Insurance 3.0%
Payroll fees & taxes 11.0%
Locations 9.5%
Post-Production 11.0%



Cast
17.0%

None of the funds raised will go to the writer-director or the production company as compensation for services, and they will receive no revenue until after all investors recoup 120% (125% for Early Bird investors), after which revenue will be evenly split between investors and production company.

Project Timeline

*Forward-looking projections can't be guaranteed.

<u>**Financing**</u> - MAY 2022 - MARCH 2023

- WeFunder campaign

- Script revisions

- Long-term planning

<u>**Pre-Production**</u> - APRIL 2023 - JUNE 2023

- Finalize shooting schedule

- Complete SAG-Aftra contract paperwork

Secure the following:

- Cast

- Crew

- Locations

- Equipment

- Wardrobe

- Set Dressing/Props

Production - JULY 2023

- 18 to 20-day shoot over 4 weeks in Los Angeles area

Post-Production - JULY - DECEMBER 2023

- Editing

- Music Composition and Placement

- Sound Mixing

- Color Correction

- Create teaser trailers, key art and poster

Festival submissions/release planning - SEPTEMBER 2023 - AUGUST 2024

- Strategize top U.S. (Sundance, Toronto, SXSW, Tribeca), regional and international fests

- Begin discussions with potential sales agents

- Create festival deliverables such as DCP's

- Publicize World and North American Premieres

Festival circuit and premieres - JANUARY - DECEMBER 2024

- Negotiate potential deals with sales agents and distributors

- Decide whether to use self-distribution path and for what markets

- Decide whether to pursue theatrical release

Distribution - 2025 AND BEYOND

If pursuing self-distribution:

- Market and publicize theatrical release and create deliverables (if releasing theatrically)

- Engage aggregator (such as Bitmax or Filmhub) for digital release

- Market and publicize TVOD release (iTunes, etc.) with social media ad campaign

- Pursue additional markets (foreign, TV, DVD, airline, etc.) possibly using sales agents

Begin payouts to investors!

Questions?

Use the "Ask a Question" option above and others will benefit from seeing your question and its answer. Or for private questions, email us at ComingTogetherMovie@gmail.com.